Doc2Doc, Inc.



ANNUAL REPORT

3343 Peachtree Rd NE, Suite 145-2071

Atlanta, GA 30326

(404) 793-0764

https://www.doc2doclending.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Company Overview

Doc2Doc,Inc., ("Doc2Doc") is a physician-founded financial solutions company dedicated to empowering healthcare professionals by addressing their unique financial challenges. Leveraging a deep understanding of the medical community, Doc2Doc Lending, a subsidiary 100% owned by Doc2Doc, has created tailored loan products that provide expedited access to capital, enabling doctors to focus on their careers and patient care. With over $136 million in loans disbursed to more than 3,500 physicians nationwide, Doc2Doc is at the forefront of transforming financial accessibility for healthcare providers.

Business Model

Doc2Doc operates a physician-centric business model that combines advanced underwriting methodologies with strategic partnerships to offer competitive financial products. By addressing gaps in traditional lending, such as reliance on outdated risk assessments, the company provides tailored loans based on doctors' unique earning potential and career trajectories. This innovative approach, coupled with partnerships with over 50 medical associations, has facilitated scalable growth and positioned Doc2Doc as a trusted financial partner in the healthcare industry.

Intellectual Property

Doc2Doc's proprietary risk analysis model is designed specifically for the medical community, allowing the company to evaluate loan applicants based on factors beyond traditional credit scores. This physician-focused approach capitalizes on the historically low default rates among healthcare professionals, ensuring robust financial performance. Additionally, the company has published influential research on physician financial health, further enhancing its industry credibility.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $10,000,006.00

Number of Securities Sold: 5,834,294

Use of proceeds: Loans, Loan Origination, Operating Investment

Date: March 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,656,528.00

Use of proceeds: Loans, Loan Origination, Operating Investment

Date: November 15, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2024.

Interest Income and Fees

Total Interest income for fiscal year 2023 was $4,300,755 compared to $2,409,372 in fiscal year 2024.

In July 2024, a portfolio of approximately $27MM of loans held by Doc2Doc was sold to a third party, which resulted in a reduction of interest income earned by Doc2Doc. The loan portfolio had been financed using a line of credit,t which was closed subsequent to the sale.

Interest Expense and Loss Provisions

Interest Expenses for fiscal year 2023 were $3,130,893 compared to $1,642,413 in fiscal year 2024. Loss Provisions for fiscal year 2023 were $2,718,658 compared to $(117,069) in fiscal year 2024.

Interest expenses, which had increased as a result of rising overall interest rates and increased line of credit borrowing costs during 2023 and early 2024, were reduced by 48% as a result of the sale of the line of credit-financed portfolio. Additionally, loss provisions, which had increased in 2023 due to the growth in the loan portfolio as well the required adoption of ASU No. 2016-13 (Topic 326) which utilizes a lifetime "expected credit loss" for its loan portfolio, were reversed following the sale of the portfolio resulting in an income event of $117,069 in 2024.

Noninterest Income

Total non-interest income for fiscal year 2023 was $447,116 compared to $1,034,186 in fiscal year 2024.

Noninterest income grew in 2024 largely due to the expansion of third-party loan sale relationships at the beginning of 2024 that generated recurring servicing income for Doc2Doc.

Noninterest Expenses

Noninterest Expenses for fiscal year 2023 were $4,151,851 compared to $5,438,201 in 2024.

The addition of full-time staff and investment in marketing and equity-related transactions increased expenses from 2023 and 2024.

Gross margin remained consistent at 100% during both periods due to the Company not incurring cost of sales.

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as Doc2Doc invests in new loan assets for its balance sheet. In July 2024, the Company sold the majority of the loans on its balance sheet. The result of this sale reduced the interest income received by the Company for 2024 but also reduced the interest expense and loss reserve related thereto as well. As of March 31, 2025, Doc2Doc is working on the establishment of a new line of credit to increase the interest income generating loans held by Doc2Doc after executing a term sheet with a new credit facility partner. As Doc2Doc invests to hold newly originated assets as well as continue to sell portions of its loan originations to third-party partners, Doc2Doc expectations are that revenue and cash flow will return to and eventually exceed prior period levels. Past cash was primarily generated through interest and principal proceeds from Doc2Doc's loan portfolio as well as from fee income generated from the master servicing of Doc2Doc loans held by third parties. By investing again in our held loan portfolio, our goal is to grow revenues, become cash flow positive, and achieve a scale that will allow Doc2Doc to further reduce its cost of third-party capital.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $3,914,808.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Doc2Doc Income Fund

Amount Owed: $973,500.00

Interest Rate: 7.0%

Maturity Date: June 30, 2026

The Doc2Doc Income Fund notes have staggered maturities, the last of which matures on June 30, 2026.

Creditor: Doc2Doc Bridge Round Notes

Amount Owed: $261,668.00

Interest Rate: 7.0%

Maturity Date: June 30, 2025

Creditor: Unsecured Corporate Note

Amount Owed: $250,000.00

Interest Rate: 4.0%

Maturity Date: January 20, 2026

25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Zwade Marshall

Zwade Marshall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Board Member

Dates of Service: December, 2019 - Present

Responsibilities: As CEO and Co-Founder, Zwade has personally pitched all of the investors that comprise the equity raised so far. Zwade receives 200,000 options per year and receives no cash compensation presently. He spends 40-45 hours per week on Doc2Doc and 26-30 hours per week on Regenerative. He owns 22.428% voting rights in Doc2Doc.

Other business experience in the past three years:

Employer: Regenerative Spine & Pain Specialists

Title: Chief Medical Officer

Dates of Service: January, 2021 - Present

Responsibilities: Zwade is the Physician Leader of the Organization and oversees all treatment plans for clinical care.

Name: Christopher Cronk

Christopher Cronk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: November, 2020 - Present

Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Chief Financial Officer

Dates of Service: November, 2020 - Present

Responsibilities: As the Chief Financial Officer, Chris maintains responsibility for all finance, accounting and capital markets related activities as well as intimate involvement in company strategy and planning.

Name: Kevin O'Brien

Kevin O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: July, 2020 - Present

Responsibilities: Kevin is employed by Doc2Doc Lending, a subsidiary of the Issuer

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Chief Technology Officer

Dates of Service: July, 2020 - Present

Responsibilities: Kevin leads technical initiatives and implements technology to support Doc2Doc's mission serving doctors and physicians.

Other business experience in the past three years:

Employer: Fairbanc Technologies Indonesia

Title: CTO

Dates of Service: March, 2019 - December, 2024

Responsibilities: Kevin led technical efforts and the engineering team.

Name: Chad Sterbenz

Chad Sterbenz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Strategy Officer

Dates of Service: November, 2024 - Present

Responsibilities: Chad is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Chief Strategy Officer

Dates of Service: November, 2024 - Present

Responsibilities: As Chief Strategy Officer, Chad Sterbenz leads Doc2Doc's product, marketing, operations, risk, and partnerships teams.

Other business experience in the past three years:

Employer: Kiva Microfunds

Title: Chief Investment Officer

Dates of Service: November, 2023 - December, 2023

Responsibilities: Chad led global team responsible for lending and investment sourcing, due diligence, management, and operations.

Name: Kathleen Miller

Kathleen Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: January, 2023 - Present

Responsibilities: Katie is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Vice President

Dates of Service: January, 2023 - Present

Responsibilities: Katie Miller oversees product strategy at Doc2Doc Lending, focusing on scaling existing offerings and developing new products to address evolving market demands and drive sustainable growth.

Other business experience in the past three years:

Employer: Ascent Funding

Title: Vice President of Product Management

Dates of Service: February, 2022 - December, 2022

Responsibilities: Katie led the product expansion at a FinTech organization that was singularly focused on student loans by adding a student credit card. Developed the end-to-end product construct and launch plan working across the organization.

Other business experience in the past three years:

Employer: Synchrony

Title: VP of Product Management

Dates of Service: March, 2017 - February, 2022

Responsibilities: Katie was responsible for the product strategy and implementation of alternative credit solutions that allowed Synchrony to offer financing solutions to customers who did not qualify for traditional credit offerings, including their Private Label, CoBrand Credit Cards, and SetPay Program.

Name: Christopher Boynton

Christopher Boynton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President - Operations

Dates of Service: January, 2023 - Present

Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Vice President - Operations

Dates of Service: January, 2023 - Present

Responsibilities: Chris leads the origination, servicing and portfolio management for the company. Member of the risk committee.

Other business experience in the past three years:

Employer: Barcal Consulting LLC

Title: Managing Director

Dates of Service: October, 2021 - January, 2023

Responsibilities: Private consulting company working with financial services and technology companies.

Name: Jessica Saunders

Jessica Saunders's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Controller

Dates of Service: September, 2023 - Present

Responsibilities: Jessica is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

Employer: Doc2Doc Lending

Title: Controller

Dates of Service: September, 2023 - Present

Responsibilities: In Jessica's role, she oversees the day-to-day accounting functions. She is also responsible for maintaining, managing, and analyzing the financial statements and record keeping.

Other business experience in the past three years:

Employer: Flock Finance

Title: Accounting Manager

Dates of Service: July, 2017 - September, 2023

Responsibilities: Managed the accounting department and day to day accounting functions along with the financial statements.

Other business experience in the past three years:

Employer: SS&C Technologies

Title: Senior Associate

Dates of Service: November, 2021 - September, 2022

Responsibilities: Responsible for a wide range of financial and accounting matters for private equity funds which included preparing and processing transactions for financial statement and other various reporting.

Name: Darin Vercillo

Darin Vercillo's current primary role is with Tanner Clinic. Darin Vercillo currently services 1 to 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2024 - Present

Responsibilities: Darin is a member of the board.

Other business experience in the past three years:

Employer: About Healthcare

Title: CMO

Dates of Service: May, 2020 - Present

Responsibilities: Chief Medical Officer

Other business experience in the past three years:

Employer: Tanner Clinic

Title: Physician

Dates of Service: June, 2020 - Present

Responsibilities: Hospitalist physician

Other business experience in the past three years:

Employer: Ensemble Health Partners

Title: Physician Advisor

Dates of Service: August, 2024 - Present

Responsibilities: Physician advisor to revenue cycle management clients.

Name: G. Kenton Allen

G. Kenton Allen's current primary role is with Mass General Brigham. G. Kenton Allen currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Member

Dates of Service: July, 2017 - Present

Responsibilities: Co-founder and Board Member

Other business experience in the past three years:

Employer: Mass General Brigham

Title: Physician

Dates of Service: October, 2016 - Present

Responsibilities: Anesthesiologist

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Zwade Marshall

Amount and nature of Beneficial ownership: 6,166,000

Percent of class: 22.428

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and 2024 SAFEs (90% discount rate) (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,098,901 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 32,250,784 with a total of 19,078,315 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 200,000 shares to be issued pursuant to outstanding warrants, 1,441,875 options and RSUs issued and outstanding under the 2019 Equity Incentive Plan, 1,131,600 options and RSUs issued and outstanding under the 2023 Equity Incentive Plan, and 1,500,758 shares reserved for issuance under the 2023 Equity Incentive Plan.

Dividend & Liquidation Rights. Participates equally with Class B Non-Voting Common Stock, but junior to both Series Seed and Series Seed-1 Preferred Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,749,216 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Dividend Rights. Eligible for dividends only after Preferred Stock dividends are satisfied, sharing equally with Class A Common Stock thereafter.

Liquidation Rights. Participates in liquidation proceeds after all Preferred Stock preferences are paid, on a pari passu basis with Class A Common Stock.

Please see the Company's Second Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.

Series Seed Preferred Stock

The amount of security authorized is 5,834,294 with a total of 5,834,294 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. Entitled to receive the original issue price plus any declared but unpaid dividends before distributions to Class A and Class B Common Stockholders.

Dividend Preference. Dividends are paid prior to any dividends to Common Stockholders, if declared.

Protective Provisions. Holders have veto rights over certain corporate actions, such as issuing senior securities, amending charter documents, or liquidation events.

Conversion Rights. Convertible into Class A Voting Common Stock, with anti-dilution protections.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,580,138 with a total of 2,580,138 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. Series Seed-1 holders are entitled to a liquidation preference equal to their original issue price plus any declared but unpaid dividends. This payment occurs before any distributions to Class A or Class B Common Stockholders.

Dividend Rights. Preferred dividends are non-cumulative but must be paid to Series Seed-1 holders before any dividends are paid to Common Stockholders.

Voting Rights. Series Seed-1 holders vote on an as-converted basis with Common Stockholders but also have special voting rights requiring their consent for critical corporate actions, such as Issuing additional Preferred Stock, Amending the Certificate of Incorporation, and Approving mergers, acquisitions, or liquidation events.

Conversion Rights. Series Seed-1 Preferred Stock is convertible into Class A Voting Common Stock at the option of the holder or automatically upon certain events.

2024 SAFEs (90% discount rate) (SAFE)

The security will convert into Future preferred shares and the terms of the 2024 SAFEs (90% discount rate) (SAFE) are outlined below:

Amount outstanding: $2,656,528.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: None

Conversion Trigger: Future Equity Financing offering new shares of Preferred Stock

Material Rights

There are no material rights associated with 2024 SAFEs (90% discount rate) (SAFE).

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and board's determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Doc2Doc, Inc. was formed on December 28, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doc2Doc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to loan servicers, credit providers, accountants, lawyers, public relations firms, marketing agencies, and technology service companies. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Chief Executive Officer does not currently receive a salary for his role with the Company Doc2Doc's Chief Executive Officer, Zwade Marshall, does not receive a cash salary and is compensated solely through equity grants, including 200,000 stock options per year and an additional 600,000 options vesting over two years starting January 1, 2025. He spends 40-45 hours per week on Doc2Doc while also working 26-30 hours per week for Regenerative Spine & Pain, where he earned $230,000 in income in 2024. With no current plans for him to receive a salary from Doc2Doc, investors should consider the risks associated with a CEO who balances multiple professional commitments and is compensated only through equity, which may impact long-term retention and focus.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Doc2Doc, Inc.

By /s/ *Zwade Marshall*

Name: <u>Doc2Doc Lending Inc.</u>

Title: CEO, Co-Founder, Board Member

Exhibit A

FINANCIAL STATEMENTS

Doc2Doc, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023



	2024	2023
ASSETS		
Cash	$ 3,914,808	$ 3,962,307
Loans held for sale, net	-	874,261
Loans held for investment	2,531,673	31,375,900
Less: Allowance for Credit Losses	(355,559)	(2,269,384)
Loans held for investment, net	2,176,114	29,106,516
Accrued loan interest	73,260	278,800
Servicing Assets	573,536	126,712
Prepaid expenses and other assets	830,950	338,799
Total assets	$ 7,568,667	$ 34,687,396
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Notes payable, current	$ 1,162,668	$ 141,100
Accrued expenses and other liabilities	509,692	46,822
Long Term Liabilities:		
Notes payable, long term	$ 322,500	$ 1,455,168
Line of credit, net	-	26,918,796
Accrued interest payable	24,314	138,421
Total liabilities	2,019,173	28,700,308
Members' Equity:		
Common units ($ 0.0001) (28,000,000 Authorized, 14,804,082 Issued and Outstanding as of 12/31/2024 and 20,000,000 Authorized, 14,398,717 Issued and Oustanding as of 12/31/2023)	2,563,741	2,390,381
Warrants	115,370	16,500
SAFE Notes	2,656,528	-
Preferred Equity (8,414,432 Authorized, 8,414,432 Issued and Outstanding as of 12/31/2024 and 12/31/2023)	12,895,356	12,895,356
Accumulated deficit	(12,681,500)	(9,315,148)
Total members' equity	5,549,494	5,987,089
Total liabilities and members' equity	$ 7,568,667	$ 34,687,396



Doc2Doc, Inc.
Consolidated Statement of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Interest income		
Loans	$ 2,409,372	$ 4,049,315
Loan Origination Fee and Other Fee Income	153,635	251,440
Total interest income	$ 2,563,007	$ 4,300,755
Interest expense		
Notes payable	$ 97,034	$ 220,322
Line of credit	1,455,531	2,629,400
Amortized debt issuance costs	89,847	281,171
Total interest expense	$ 1,642,413	$ 3,130,893
Net interest income	920,594	1,169,862
(Reversal of) provision for credit losses	$ (117,069)	$ 2,718,658
Net interest income (expense) after provision for credit losses	$ 1,037,663	$ (1,548,796)
Noninterest income		
Realized (loss) gain on sale of loans	$ (754,354)	$ 74,867
Servicing Asset and Other income	1,788,540	372,249
Total noninterest income	$ 1,034,186	$ 447,116
Noninterest expense		
Salaries and wages	$ 2,243,778	$ 1,864,841
Sales	107,556	134,768
Loan onboarding and servicing	392,386	406,534
Marketing	845,755	556,509
Professional fees	1,022,732	639,884
Servicing Asset Amortization	208,732	134,276
Other expenses	617,261	415,038
Total noninterest expense	$ 5,438,201	$ 4,151,851
Net Loss	$ (3,366,352)	$ (5,253,531)

Doc2Doc, Inc.
Consolidated Statement of Changes in Members' Equity (Deficit)
As of December 31, 2024 and 2023



	Common Units	Warrants	SAFE Notes	Preferred Equity	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2023	$ 2,390,381	$ 16,500	$ -	$ 12,895,356	$ (9,315,148)	$ 5,987,089
Restricted Stock Awards	173,360	-	-	-	-	173,360
Warrants with Unsecured Corporate Notes	-	98,870	-	-	-	98,870
SAFE Notes	-	-	2,656,528	-	-	2,656,528
Net loss	-	-	-	-	(3,366,352)	(3,366,352)
Balance, December 31, 2024	$ 2,563,741	$ 115,370	$ 2,656,528	$ 12,895,356	$ (12,681,500)	$ 5,549,494
Balance, January 1, 2023	$ 1,958,880	$ 16,500	$ -	$ -	$ (3,761,048)	$ (1,785,668)
Adjustment for adoption of accounting principle	$ -	$ -	$ -	$ -	(300,569)	(300,569)
Restricted Stock Awards	431,501	-	-	-	-	431,501
Conversion of Convertible Notes	-	-	-	2,895,350	-	2,895,350
Preferred Equity	-	-	-	10,000,006	-	10,000,006
Net loss	-	-	-	-	(5,253,531)	(5,253,531)
Balance, December 31, 2023	$ 2,390,381	$ 16,500	$ -	$ 12,895,356	$ (9,315,148)	$ 5,987,089

Doc2Doc, Inc.
Consolidated Statement of Cash Flows
As of December 31, 2023 and 2024



	2024	2023
Cash flows from operating activities:		
Net loss	(3,366,352)	(5,253,531)
Adjustments to reconcile net loss to net cash used for operating activities:		
Share based expense	173,360	431,501
Purchase of loans held for sale	-	(4,046,660)
Proceeds from sale of loans held for sale	874,261	3,238,054
Loss (gain) on sale of loans held for sale	754,354	(74,867)
(Reversal of) provision for credit losses	(117,069)	2,718,658
Amortization of Servicing Assets	208,732	134,276
Increase in Accrued Loan Interest	205,540	(118,872)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	(492,151)	(293,103)
Accrued interest payable	(114,108)	24,700
Accrued expenses and other liabilities	462,870	(45,711)
Net cash used in operating activities	(1,410,562)	(3,285,555)
Cash flows from investing activities:		
Net increase (decrease) in loans held for investment	25,637,561	(11,142,085)
Net cash provided by (used in) investing activities	25,637,561	(11,142,085)
Cash flows from financing activities:		
Repayments on notes payable	(111,100)	(3,295,724)
(Repayments on) proceeds from line of credit	(26,918,796)	9,887,332
Proceeds from capital contribution	2,755,398	10,000,006
Net cash (used in) provided by financing activities	(24,274,499)	16,591,614
Net (decrease) increase in cash	$ (47,500)	$ 2,163,974
Cash beginning of year	$ 3,962,307	$ 1,798,333
Cash end of year	$ 3,914,808	$ 3,962,307
Cash paid for:		
Interest	$ 1,178,950	$ 2,212,632
Non-cash investing and financing activities:		
Conversion of Convertible Notes	-	$ 2,895,350
Adoption of accounting principle	-	300,569

Doc2Doc, Inc.

Consolidated Financial Statements

December 31, 2024, and 2023

Doc2Doc, Inc.

Table of Contents

Independent Auditors' Report

Doc2Doc, Inc.
Board of Directors

Report on the Audit of the Financial Statements

Reserved

Notes to Financial Statements

1.   Nature of Business and Significant Accounting Policies

Nature of business

Doc2Doc, Inc. (the "Company") is a Delaware C-Corp that was incorporated on December 27, 2017, and operates in the consumer financing industry. The Company's primary business is providing personal loan financing to physicians, dentists and select other health professionals throughout the duration of their professional careers. Doc2Doc, Inc. has four wholly owned subsidiaries: Doc2Doc Lending, Inc., a Georgia Corporation; Doc2Doc Capital Trust, a Delaware Statutory Trust; Doc2Doc ELF Capital Trust, a Delaware Statutory Trust; and Doc2Doc LH GP I, a Delaware LLC. Doc2Doc Lending Inc.'s primary business is marketing, underwriting and managing loans on behalf of the Company as well as unaffiliated third-party holders of loans. Doc2Doc Capital Trust purchases and holds loans and is also the beneficial owner of Doc2Doc ELF Capital Trust, the purpose of which was to purchase and hold certain loans that are eligible for financing under the Company's secured financing facility. Doc2Doc LH GP I acts as the General Partner for Doc2Doc Loan Holdings I, L.P., a limited partnership which invests in loans originated and serviced by the Company. The company does not have any ownership in Doc2Doc Loan Holdings I.

The Company and its subsidiaries market personal loans as the agent of an originating bank. The Company accepts applicants on behalf of the bank and utilizes a proprietary underwriting algorithm developed with the bank to qualify and risk stratify eligible borrowers for pricing. To qualify for the program, an applicant must be a physician, dentist or a licensed doctor in another approved medical specialty. Program-originated loans are disbursed and held by the bank and a portion of the loans are later purchased by the Company from the originating bank. From time to time, purchased loans may be held for sale on the Company's books, while the remaining loans are held for investment. The amount of loans held for investment will vary depending upon the interests of loan buyers.

The Company via its subsidiary Doc2Doc Lending also acts as the master servicer on portfolios of personal loans originated by the Company but subsequently sold to third parties. The Company provides for physician and dentist commercial loan referral services to partner financial institutions. The Company has also developed certain loan management software programs through which it manages its loan origination process as well as its ongoing loan servicing. In 2023, the Company formed Doc2Doc LH GP I, LLC which established Doc2Doc Loan Holdings I, L.P. This limited partnership is managed by Doc2Doc LH GP I, LLC, its general partner, and invests in certain loans originated and owned by the Company or an affiliate by purchasing such loans for the partnership. Doc2Doc Loan Holdings I, L.P. exists as an independent legal entity and is not consolidated into the Company's financial statements. Additionally, the Company does not hold a controlling financial interest in Doc2Doc Loan Holdings I, L.P.

The Company consolidates entities that are deemed variable interest entities ("VIEs") when it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The Company has concluded that Doc2Doc Loan Holdings I, L.P. is a VIE and performs ongoing reassessments to determine if Doc2Doc Loan Holdings I, L.P. continues to be a VIE. While the Company has the power to direct the activities of Doc2Doc Loan Holdings I, L.P. impacting its economic performance, the affiliated fund that owns all preferred units of Doc2Doc Loan Holdings I, L.P. retains the economics. As such, since the Company does not have any economic interest in Doc2Doc Loan Holdings I, L.P., it is not the primary beneficiary and therefore has not consolidated Doc2Doc Loan Holdings I, L.P.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. There are no other entities in which it has a controlling financial interest. All intercompany accounts are eliminated in consolidation.

The Company has experienced net operating losses since inception. Additionally, the nature of the Company's operations results in it having limited liquidity and funding relative to current outstanding debt. However, as described in Notes 7 and 8 the Company currently has $1.22 million raised in an outstanding equity offering and working with an unaffiliated third party with the intention of establishing a new line of credit in the second quarter of 2025. The company has existing agreements with third party financial institutions to provide funding for the Company's loan originations. Management believes the occurrence of these events sufficiently mitigate doubt regarding the Company's ability to continue as a going concern.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned, regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is distributed.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Interest income from loans is recognized on an accrual basis when earned. The accrual of interest income is generally discontinued on loans when they become 90 days past due as to principal or interest unless they are in the process of collection. Loans are generally charged off at 150 days past due unless they are in the process of collection. Borrowers may be charged a loan origination fee by the originating bank which is the difference between the par value of the loan and the amount remitted to the borrower. The Company or one of its subsidiaries purchases the loan at the remittance amount. This discount is considered a fee by the Company as it is compensation for the services provided to the originating bank. This fee is deferred and recognized by the Company over the life of the loan using a method that approximates the effective interest method. Until the income is recognized it is recorded on the balance sheet as deferred revenue net with the loan balance. Direct loan origination costs are viewed as immaterial by the Company and as such, they are not deferred but rather recognized at the time they are incurred.

Late fees and other fees are recognized on an accrual basis when earned, typically once these are incurred by our customers. These fees are included in Loan Origination Fee and Other Fee Income on the Statement of Operations.

The Company has sold and intends to continue to sell whole loans without recourse to other investors, subject to a provision for repurchase upon breach of representation, warranty, covenant or payment default within 30 days of purchase. These loans are the Company's personal loans to physicians and dentists, which primarily are sold to reduce interest-rate risk and generate noninterest income. In 2024, the Company repurchased approximately $58,000 of loans from a third party holder of loans under the agreement discussed in the section Warranty Reserve below. The Company is also paid to service loans it has originated on behalf of its bank partners but has not purchased. This servicing revenue is recognized on an accrual basis when earned and is included in Noninterest Income-Servicing Asset and Other Income.

Servicing Assets

Loans are sold by the Company with the servicing retained which generates a servicing fee paid to the Company by the loan buyer. To date all sold loans have been sold with servicing retained. At December 31, 2024 and 2023, the Company acted as servicer on $51.7 million and $14.1 million, respectively, of personal loans that had been sold to other investors. The servicing rights for loans that were sold to third parties are initially recorded at fair value and then amortized in proportion to the estimated expected future net servicing revenue generated from servicing the loan. At December 31, 2024 they had a value of $573,536 and at December 31, 2023, they had a value of $126,712. At December 31, 2024, the Company also serviced $20.25 million of personal loans on behalf of a third party loan originator, compared to $14.5 million at December 31, 2023.

In accordance with applicable accounting standards, the Company records a separate servicing asset in regards to the obligation to service loans sold to third-parties. If servicing is retained in connection with these sales, the resulting servicing asset is initially recorded at its fair value as a component of the transaction's sale proceeds. Initial measurement is based on an analysis of discounted cash flows based on assumptions that market participants use to estimate fair value including, but not limited to, estimates of prepayment rates, default rates, discount rates, and contractual servicing fee income.

Servicing assets are subsequently amortized over the period of estimated net servicing income. The impairment of servicing assets is determined via a discounted cash flow method under which the assets' net carrying value is compared to its estimated fair value to determine whether adjustments should be made to amortization schedules. Impairment of a servicing asset is recognized through a valuation allowance and a charge to current period earnings. A comparison of the asset's net carrying value to its estimated fair value determined there was no impairment in the current period.

The rate of prepayment of loans serviced is a significant estimate involved in the measurement process. Estimates of prepayment rates consider prepayment history, projections observed or inferred in the marketplace, industry trends, and other considerations. Actual prepayment rates frequently differ from those projected by management due to changes in a variety of economic factors, including prevailing interest rates and the availability of alternative financing sources to borrowers. If actual prepayments of the loans being serviced were to occur more quickly than projected, all other things being equal, the Company may be required to write down the carrying value of servicing through a charge to earnings in the current period. Conversely, if actual prepayments of the loans being serviced were to occur more slowly than had been projected all other things being equal, the carrying value of servicing assets could increase, and servicing income would exceed previously projected amounts. Accordingly, the servicing assets actually realized could differ from the amounts initially recorded.

Changes in the balances of servicing assets for loans measured using the amortization method for the years ended December 31, 2024 and December 31, 2023 were:

	2024	2023
Servicing Assets	$126,712	$252,526
Balance, beginning of period		
Additions:		
Servicing obligations that result from transfers of financial assets	655,556	8,462
Subtractions:		
Amortization Expense	208,732	134,276
Balance, end of period	$573,536	$126,712
Amortization Expense		
2024	-	81,495
2025	304,252	37,499
2026	175,417	7,652
2027	77,366	67
2028	16,358	-
2029	143	-
Total	$573,536	$126,712

The fair value of the loan servicing rights assumptions	2024	2023
Weighted Average Remaining Life (Months)	54	43
Weighted Average Discount Rate	5.50%	5.50%
Weighted Average Prepayment Speed	9.81%	11.64%

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks with regard to its cash holdings. As of December 31, 2024 and December 31, 2023, the Company had uninsured cash of approximately $3.4 million and $3.2 million, respectively, held at third party banks. As of December 31, 2024, $695 thousand of the Company's cash was held in a restricted account as a reserve against obligations under a loan purchase agreement with banking partner. The amount required to be held in reserve is dependent upon loan origination volume as well as Company financing capacity.

Property and equipment

The Company currently does not own any property and does not own any equipment, including computer hardware or physical office equipment or furniture.

Loans

Loans consist of purchased receivables from the originating bank at a discount, which represents fees to the Company for services provided to the originating bank. Certain loans purchased may be recorded as held for sale, while the remaining loans are recorded at held for investment at the discretion of management. Loans held for sale (HFS) are carried at the lower of cost or fair value and are intended to be sold in the foreseeable future. As of December 31, 2024 and December 31, 2023, loans held for sale amounted to $0 and $874,261, respectively. Loans held for investment (HFI) are reported at their unpaid principal balance, net of any deferred loan fees and associated allowance for credit losses and are intended to be held for the foreseeable future or until maturity or payoff. As of December 31, 2024 and December 31, 2023, loans held for investment, net amounted to $2,176,114 and $29,106,516, respectively.

Allowance for credit losses

The allowance for credit losses is a valuation allowance for probable incurred credit losses. Credit losses are charged against the allowance when management believes that all or a portion of the loans is determined to be uncollectable. Subsequent recoveries, if any, are credited to the allowance.

On January 1, 2023, the Company adopted ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326)": Measurement of Credit Losses on Financial Instruments" ("ASC 326")- with a cumulative effect adjustment to beginning retained earnings. The adjustment of the adoption of CECL included an increase in the allowance for credit losses of $300,569, which is presented as a reduction on opening retained earnings. The Company is not restating comparative information for prior periods and, therefore, the comparative information under the pre 2023 model will not be comparable to the information presented going forward.

The CECL Methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in GAAP, which generally require that a loss be incurred before it is recognized. In concurrence with the adoption of CECL (which is discussed further below), the company also adopted ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02") effective January 1, 2023. The amendments in ASU 2022-02 enhanced disclosures for loan modifications made for borrowers experiencing financial difficulty and eliminated the Troubled Debt Restructurings ("TDR") accounting guidance for financial institutions that have adopted CECL.

The Company is using historical performance models as well as other estimation techniques that are sensitive to changes in forecasted economic conditions, to interpret borrower and economic factors to estimate the reserve. The Company uses the weighted-average remaining maturity, or WARM method as the basis for estimating expected credit losses. The WARM method uses a historical average charge off rate. This average charge off rate contains loss content over a historical lookback period and is used as a foundation for estimating the ACL on loans for the remaining outstanding balances of loans at the balance sheet date. The average annual charge off rate is applied to the contractual term to determine the expected future credit losses. The calculation of the expected future credit losses is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loans. Accrued interest is not included in the estimate of allowance for credit losses. The company does not modify loans and identifies loans for individual evaluation after they become 90+ days past due as part of the allowance calculation. The Company also applies qualitative factors that could be related to distinctive risk factors, such as changes in current economic conditions, the overall healthcare sector environment, and monitoring the movements of broader consumer economic sentiment that may not be reflected in quantitatively derived results, or other relevant factors to ensure the reserve reflects our best estimate of current expected credit losses.

The specific qualitative risk factors the company applies can be found in the table below:
 I.   Changes in lending policies and procedures
 II.   Changes in international, national, regional, and local conditions
 III.   Changes in the name and volume of the portfolio and terms of loans
 IV.   Changes in the experience, depth, and ability of lending management
 V.   Changes in the volume and severity of past due loans and other similar conditions
 VI.   Changes in the quality of the organization's loan review system
 VII.   The existence and effect of any concentrations of credit and changes in the levels of such concentrations
 VIII. The effect of other external factors on the level of estimated credit losses

Delinquent loans

A loan is delinquent if the payment is not received by the date specified on the customers' billing statements. Interest and fees continue to accrue on delinquent loans until they are 90 days past due unless they are in the process of collection. Delinquent accounts are charged off when they become 150 days delinquent unless they are in the process of collection.

Deferred Purchase Price Asset

As part of the Company's loan sales in 2024, the Company sold certain receivables while retaining an interest in the future cash flows of the transferred assets. The Deferred Purchase Price (DPP) asset represents the Company's right to receive residual cash flows from these transactions.

The DPP asset is initially recorded at fair value at the time of sale, calculated as the present value of expected future cash flows using a discount rate that reflects market conditions and credit risk. Subsequent to initial recognition, the DPP asset is measured at fair value, with adjustments recorded through earnings. The carrying value of the DPP asset is subject to risks, including Credit, Prepayment, and Interest Rate. Assumptions used in estimating the DPP asset are reviewed regularly and adjusted as necessary. The deferred purchase price is recorded within prepaid expenses and other assets on the balance sheet.

The valuation of the DPP asset involves management estimates, including:

	2024
Weighted Average Expected Credit Losses	2.86%
Weighted Average Discount Rate	7.27%
Weighted Average Prepayment Speed	9.81%

As of December 31, 2024, the DPP asset was recorded as follows:

	2024
Beginning Balance	$ -
Additions from New Sales	935,586
Cash Receipts	-
Fair Value Adjustments	386,842
Ending Balance	$548,744

Warranty Reserve

During 2024, the Company received notification that a loan purchaser had identified certain loans totaling approximately $2 million that should not have been deemed to have been eligible collateral during a prior sale. The Company disagrees with the assessment, however, to settle the dispute, the Company agreed to provide a limited performance warranty on the certain identified loans. This potential warranty related exposure has been identified, modeled and a reserve established. The model uses comparable historical experience of similar loans across the broader serviced portfolio to determine the likelihood of the identified loans becoming more than 60 days delinquent and a repurchase obligation coming into effect. As of December 31, 2024, the reserve amount was $214,037. In 2024, three loans were repurchased for approximately $58 thousand related to the warranty. The warranty reserve is included on the balance sheet under accrued expenses and other liabilities. The warranty liability is measured at fair value and the repurchase obligation is secured by funds on deposit in the Company's restricted cash account.

Fair Value Measurements

The Company reports the value of its Servicing Assets, Deferred Purchase Price, and Warranty Liability in accordance with US GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, a three-tiered fair value hierarchy has been established based on the level of observable inputs used in the measurement of fair value.

Level 1 – inputs that reflect unadjusted quote prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets, (b) quoted prices for identical or similar assets in markets that are not active, (c) inputs other than quoted prices that are observable for the asset, or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

The Company follows established valuation processes and procedures to ensure its Servicing Assets, Deferred Purchase Price, and Warranty Liability are reported as fair value in accordance with US GAAP. The fair value instruments were primarily valued using a discounted cash flow methodology ("DCF") which incorporates assumptions regarding future cash flows taking into consideration assumptions for prepayment speeds, delinquencies, recapture rates, costs to service, ancillary revenues, and a market rate of return for the related investment. In addition to a DCF, other valuation methodologies such as market comparables, sales prices or broker quotes may be utilized in the valuation process if deemed appropriate given the facts and circumstances. Because of the nature of the valuation inputs, the Company classifies these valuations as Level 3 in the fair value disclosures.

The following table presents the estimated carrying amount and fair value of the Company's financial instruments and other assets and liabilities measured at fair value:

	12/31/2024		
Fair Value	Level 1	Level 2	Level 3
Assets			
Deferred Purchase Price	$ -	$ -	$ 548,744
Servicing Assets	$ -	$ -	$ 573,536
Liabilities			
Warranty Liability	$ -	$ -	$ 214,037

Deferred Tax Asset

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize our deferred tax assets, the Company would recognize a deferred tax asset valuation allowance, which would reduce the deferred tax assets to their net realizable value. As of December 31, 2024 and December 31, 2023, the Company has deferred tax assets of $2,716,144 and $1,768,616, respectively, and has recorded a full valuation allowance of $2,581,648 and $1,739,150, respectively, against the deferred tax assets.

Marketing costs

Generally, marketing costs are expensed as incurred, and advertising communication costs are expensed in their entirety the first time the advertising takes place. Some expenses may be billed with less frequently, such as quarterly, and paid in advance.

Professional Fees

Professional fees for the year ended December 31, 2024, were approximately $1 million, compared to $593,000 for the year ended December 31, 2023. The increase is primarily attributable to 1) higher compliance and HR costs related to regulatory compliance efforts and ongoing enhancements to the Company's internal control framework as well as outsourced PEO service, 2) increased audit and tax advisory fees, reflecting the Company's continued growth, expansion of operations, and related complexity in financial reporting, and 3) strategic advisory services incurred during the year in connection with potential financing and capital structure initiatives.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not impact the Company's previously reported net loss or total equity.

Stock-based compensation

The Company maintains a stock-based compensation plan, which provides for grants of restricted stock and stock options. The plan has been presented to and approved by the Company's board of directors. The Company has issued both service-based and performance-based restricted stock awards and stock options. For service-based awards, compensation cost is measured at the fair value of the awards granted on the date of grant. The fair value is recognized as expense over the service period. For performance-based awards, the fair value of the awards is also determined at the date the awards are granted. Expense for performance-based awards is based on the fair value of the awards and is recognized when it becomes probable the performance condition will be met. Any adjustment due to the forfeiture of stock-based awards will be recorded as a cumulative adjustment in the period the awards are forfeited.

SAFE Notes

During the year ended December 31, 2024, the Company issued Simple Agreements for Future Equity ("SAFEs") with an aggregate principal amount of $2.66 million. The SAFEs were issued to support the Company's capital needs as it continues to scale its lending operations and enhance its technology infrastructure.

Key terms of the SAFEs include 1) no required interest payments or maturity date, 2) convertible into the Company's equity securities upon a future equity financing, liquidity event, or dissolution event, subject to certain valuation caps and discount provisions, 3) a discount rate of 10%, applicable upon conversion in a qualified equity financing. The SAFEs are classified as equity in accordance with ASC 480.

Warrants

In March 2024, the Company entered into a loan sale agreement with a third party. Additional compensation was provided to the purchaser in the form of warrants issued allowing for the purchase of 175,000 common shares in the Company's stock at a purchase price of $.01 per share.

2.   Loans Receivable

Following is a summary of loans held for investment at December 31, 2024 and December 31, 2023:

	2024		**2023**
Total loans held for Investment	$ 2,572,200	$	32,085,917
Deferred Loan Origination Fee, net	(40,527)		(710,017)
Total Loans before Allowance	$ 2,531,673	$	31,375,900
Allowance for Credit Losses	(355,559)		(2,269,384)
Loans held for Investment, net	$ 2,176,114	$	29,106,516

Loans receivable are unsecured installment loans made to physicians and dentists. Some borrowers qualifying for a loan often carry significant education debt and limited income while in training. Moreover, because a borrower must be a physician, dentist or a licensed doctor in another approved medical specialty to qualify for a loan, there is significant industry concentration risk within the portfolio. Interest is accrued on the outstanding balance of the loan using the level yield method.

The Company monitors and assesses credit quality based on the delinquency status of loans. The following table presents certain information regarding the delinquency rates experienced by the Company with respect to loans:

	Total Loans	Current	30-89 DPD	90+ DPD	Total Past Due
Loans Held for Investment at 12/31/24	$ 2,572,200	$ 2,140,697	$ 277,152	$154,352	$ 431,503
Loans Held for Investment at 12/31/23	$32,085,917	$31,176,499	$ 435,852	$473,566	$ 909,418

The recorded investment balance of individually evaluated loans was $154,352 at December 31, 2024 and comprised 10 loans. The allowance for credit losses associated with the individually evaluated loans was $154,352 at December 31, 2024. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The recorded investment balance of individually evaluated loans was $473,566 at December 31, 2023 and comprised 15 loans. The allowance for credit losses associated with the individually evaluated loans was $473,566 at December 31, 2023. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2024 and December 31, 2023:

	2024	2023
Beginning Balance (January 1)	$ 2,269,384	$ 593,593
Charge-offs	(1,951,300)	(1,385,555)
Recoveries	154,544	42,119
Provision	(117,069)	2,718,658
Adoption of ASC 326	-	300,569
Ending Balance (December 31)	$ 355,559	$ 2,269,384

There is only one segment of loans: installment loans.

3. Notes Payable

The Company's notes payable were as follows:

2024

	Current	Long Term	Total
Doc2Doc Income Fund	$ 901,000	$ 72,500	$ 973,500
Doc2Doc Bridge Round 2022	261,668	-	261,668
Unsecured Corporate Note	-	250,000	250,000
	$ 1,162,668	$ 322,500	$ 1,485,168

2023

	Current	Long Term	Total
Doc2Doc Income Fund	$ 141,000	$ 943,500	$ 1,084,500
Doc2Doc Bridge Round 2022	-	261,668	261,668
Unsecured Corporate Note	-	250,000	250,000
	$ 141,000	$ 1,455,168	$ 1,596,168

Doc2Doc Income Fund: Unsecured 7% coupon notes with varying maturities ranging from June 2025 to March 2026. The quarterly pay notes are callable at any time.

Maturity	2025	2026	Total
Q1	$ -	$ 72,500	$ 72,500
Q2	128,500	-	128,500
Q3	301,000	-	301,000
Q4	471,500	-	471,500
Total	$ 901,000	$ 72,500	$ 973,500

Doc2Doc Bridge Round 2022: Unsecured 7% coupon notes with a 06/2025 maturity. The quarterly pay notes can be called (prepaid) by the Company at its sole discretion at any time.

Unsecured Corporate Note: Unsecured 4% coupon note with a 01/2026 maturity. The quarterly pay notes can be called by the Company at its sole discretion at any time with certain premiums to be paid should the notes be called prior to 01/2025. 25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

Series 2021 Convertible Notes: 8% notes that convert into shares of stock at the election of the holders at maturity. All outstanding Series 2021 Convertible Notes converted into preferred shares of Doc2Doc, Inc. on March 31, 2023, in conjunction with the initial closing of the Company's Series Seed round offering.

4.   Lines of Credit

In January 2024, the Company temporarily extended the term of its line of credit. Following the expiration of the extension, the line of credit went into its amortization period. As a result, the Company decided to forgo the renewal of its $30,000,000 revolving line of credit in 2024 and sold the portfolio securing the line of credit. On July 2, 2024, the underlying collateral totaling approximately $30.2 million was released and a pool totaling approximately $27.1 million were sold. The proceeds were used to pay down the outstanding amounts due under the line of credit and all obligations related the financing facility were satisfied. The remaining loans with a balance totaling approximately $3.1 million were released to Doc2Doc Capital DST along with $670,000 in cash. Going forward, Doc2Doc acts as the master servicer on the loans sold and will receive a fee related thereto.

As of December 31, 2023, prior to these events, the SOFR was 5.35%. The line of credit was collateralized by approximately 32.7 million of the Company's loans (prior to any GAAP adjustments), with an outstanding balance of $27 million out of a total $30 million facility. Debit issuance costs associated with the line were $81,204.

5.   Stock-based compensation

On June 20, 2023, the Board of Directors of the Company approved the 2023 Stock Incentive Plan (2023 Plan) which replaces the 2019 Equity Incentive Plan (2019 Plan). The 2023 Plan allows for up to 1,447,995 shares of stock to be granted under the plan plus the number of shares subject to restricted stock awards granted under the 2019 Plan that were outstanding and unvested on the date of the adoption of the 2023 Plan. The purpose of the 2023 Plan is to attract and retain key personnel.

Under the 2023 Plan the Company may issue stock options, stock appreciation rights and restricted stock awards with expirations as long as ten years. As of December 31, 2024, the Company has only issued stock options under the 2023 Plan. Each stock-based award is governed by a separate agreement, subject to approval by the Company's board of directors.

Stock-based compensation expense included in the consolidated statement of operations totaled $173 thousand and $431 thousand for the years ended December 31, 2024, and 2023, respectively, and is included in the Salaries and Wages line item on the Statement of Operations. Unrecognized compensation cost expected to be recognized over the remainder of the vesting period totaled $408 and $417 thousand at December 31, 2024 and 2023, respectively.

The valuation of the awards was determined with the assistance of a third-party agent. The valuation considers the Company's prior and projected financial performance, comparable companies, overall economic conditions, and other benchmarks typical for such reporting. The Company accounts for forfeitures as they occur.

As of December 31, 2023, the company had outstanding stock options granted under the 2023 Plan and restricted stock granted under both the 2023 Plan and the 2019 Plan. The following table provides information as of December 31, 2024, regarding the Company's equity compensation plans:

	2024	2023
Expense recognized in period	$ 173,360	$431,501
Total fair value of options granted in period	$ 113,051	$764,422
Options - unamortized expense	$ 160,301	$368,385
Options – Weighted Average Remaining Recognition Period of unamortized expense (years)	1.419	2.93
Restricted shares - unamortized expense	$4,473	$49,188
Restricted shares - Weighted Average Remaining Recognition Period of unamortized expense (years)	0.757	1.425

Time Vested Stock Options

Stock-based compensation expense associated with time vested stock options was $158 thousand and $370 thousand for the years ended December 31, 2024 and 2023, respectively. Time vested stock options generally vest over a period of 3-4 years.

2023 Time Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2022	-	$ -	$	$ -	-
Granted	1,745,000	$0.38	$	$0.42	-
Exercised	-	$ -	$	$ -	-
Forfeited/Expired	-	$ -	$	$ -	-
Outstanding at Dec 31, 2023	1,745,000	$0.38	$325,350	$ -	9.221
Unvested outstanding at Dec 31, 2023	940,965	$0.41	$	$0.41	-
Vested outstanding at Dec 31, 2023	804,035	$0.35	$176,733	$ -	9.159

2024 Time Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	1,745,000	$ 0.38	$325,350.00	$ -	9.221
Unvested outstanding at Dec 31, 2023	940,965	$ 0.41	$148,616.75	$ 0.41	9.273
Vested outstanding at Dec 31, 2023	804,035	$ 0.35	$176,733.25	$ -	9.159
Granted	395,000	$ 0.57	$ -	$ 0.29	-
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2024	2,140,000	$ 0.42	$ -	$ -	8.290
Unvested outstanding at Dec 31, 2024	921,167	$ 0.46	$ -	$ -	-
Vested outstanding at Dec 31, 2024	1,218,833	$ 0.39	$ -	$ -	8.331

The time vested options awarded in 2024 and 2023 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

		2024	2023
Expense recognized in period	$	173,360	$431,501
Total fair value of options granted in period	$	113,051	$764,422
Options - unamortized expense	$	160,301	$368,385
Options – Weighted Average Remaining Recognition Period of unamortized expense (years)		1.419	2.93
Restricted shares - unamortized expense		$4,473	$49,188
Restricted shares - Weighted Average Remaining Recognition Period of unamortized expense (years)		0.757	1.425

Doc2Doc, Inc.
Notes to Consolidated Financial Statements

Performance Vested Stock Options

The company has performance-based options that are currently non-market based milestone awards that vest based on achievement of certain performance conditions such as loan origination volume and other factors as defined in the individual award agreements. Stock- based compensation expense associated with performance vested stock options was $18 and $26 thousand for the years ended December 31, 2024 and 2023, respectively. Compensation cost for performance vested stock options is measured based on the grant date fair value of the units, adjusted for the Company's best estimate of the outcome of vesting conditions at the end of the performance period.

2023 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2022	-	$ -	$ -	$ -	-
Granted	341,600	$ 0.57	$ -	$ 0.31	-
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2023	341,600	$ 0.57	$ -	$ 0.31	9.500
Unvested outstanding at Dec 31, 2023	324,600	$ 0.57	$ -	$ 0.33	9.500
Vested outstanding at Dec 31, 2023	17,000	$ 0.35	$ 2,142.00	$ 0.13	9.465

2024 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	341,600	$ 0.57	$ -	$ 0.31	9.500
Unvested outstanding at Dec 31, 2023	324,600	$ 0.57	$ -	$ 0.33	9.500
Vested outstanding at Dec 31, 2023	17,000	$ 0.35	$ 2,142	$ 0.13	9.465
Granted	50,000	$ 0.57	$ 14,000	$ 0.28	9.555
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2024	391,600	$ 0.57	$ -	$ 0.31	8.633
Unvested outstanding at Dec 31, 2024	374,600	$ 0.57	$ -	$ 0.33	8.641
Vested outstanding at Dec 31, 2024	17,000	$ 0.35	$ 2,142	$ 0.13	8.500

The performance vested options awarded in 2024 and 2023 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

Performance Based Option value assumptions	2024 Weighted average	2023 Weighted average
Expected term (years)	5.017	5.020
Volatility	52.63%	52.84%
Interest rate	4.05%	4.03%
Fair value	$ 0.29	$ 0.29

Time Vested Restricted Stock Awards

Stock-based compensation expense for time vested restricted stock awards totaled ($1.9) thousand and $35 thousand for the years ended December 31, 2024 and 2023, respectively. A summary of restricted stock awards for 2024 and 2023 follows:

Restricted shares outstanding table	Restricted shares	Weighted average grant date fair value
Outstanding at Dec 31, 2022	1,313,642.00	$0.03
Issued	90,000.00	$0.66
Settled (RSU)/Vested (RSA)	(146,709.00)	$0.03
Forfeited/Expired	(457,683.00)	$0.03
Outstanding at Dec 31, 2023	799,250.00	$0.10
Outstanding at Dec 31, 2023	799,250.00	$0.10
Issued	184,000.00	$0.34
Settled (RSU)/Vested (RSA)	(500,365.00)	$0.03
Forfeited/Expired	(100,760.00)	$0.49
Outstanding at Dec 31, 2024	382,125.00	$0.20

6. Income Taxes

The Company filed an election to be treated as an S-Corporation in February 2018. In February 2022, the Company filed with the IRS a revocation of its S-Corporation status with an expected effective date of January 1, 2022. The Company received confirmation that its revocation was accepted in October 2022. Prior to 2022, the Company had elected to be taxed as an S-Corporation for federal and state income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and the deferred tax liability at December 31, 2024 are summarized below:

	2024	2023
Deferred Tax Assets		
Allowance for loan losses	$ 77,131	$ 527,734
Equity compensation	$ 60,068	$ 22,607
Deferred revenue	$ 9,420	$ 165,111
Loan fees	$ 1,908	$ 6,491
Net operating losses	$ 2,567,617	$ 1,046,673
Total Deferred Tax Assets	$ 2,716,144	$ 1,768,616
Deferred Tax Liabilities		
Capitalized expenses	$ (1,183)	$ -
Servicing rights	$ (133,313)	$ (29,466)
Total Deferred Tax Liabilities	$ (134,496)	$ (29,466)
Valuation allowance	$ (2,581,648)	$ (1,739,150)
Net Deferred Tax Asset (Liability)	$ -	$ -

The Company evaluated all of the positive and negative evidence and has determined that a full valuation allowance on the net deferred tax assets is necessary at December 31, 2024 due to the Company's inability to generate taxable income. No interest or penalties were included in income tax expense for the year ended December 31, 2024. The Company had no uncertain tax positions at December 31, 2024.

7. Business Conditions and Liquidity

The Company incurred a net loss of approximately $3.37 million for the year ended December 31, 2024. The Company is in a growth phase and continues to invest in its marketing, operating infrastructure, and receivable portfolio while also having access to capital commitments into 2026. In 2024, the Company sold approximately $2.66 million of SAFEs to unaffiliated third parties. The SAFEs allow the purchasers to acquire future equity in a Doc2Doc offering at a discounted price. Unrestricted cash held by the Company available for operations was approximately $3.2 million and current obligations on debt facilities are $1.16 million at December 31, 2024.

As further described in Note 8, the Company has agreements with two separate third party financial institutions to retain receivables or purchase receivables, as applicable, originated under the Company's loan program whereby the Company retained the servicing rights, under the loan funding arrangements described in Note 8, the Company will continue generate revenue through its servicing of the receivables as well as through loan origination fees.

Management believes their business plan, financial position, flexibility in operating models, and continued capital availability from existing investors and financing partners will enable the Company to continue to meet its financial obligations for at least one year beyond the date of these consolidated financial statements were available to be issued.

8. Subsequent Events

On March 7, 2025, the Company signed term sheet for a $20 million line of credit with a third party financing provider. The loan volume financing capacity added by the facility would allow the Company to hold additional loans on its balance sheet and diversify the funding sources for future loan originations.

On February 2, 2025, the Company launched a $2 million non-voting Class B common stock offering. As of April 22, 2025, $1.22 million has been raised from 157 investors.

CERTIFICATION

I, Zwade Marshall, Principal Executive Officer of Doc2Doc, Inc., hereby certify that the financial statements of Doc2Doc, Inc. included in this Report are true and complete in all material respects.

Zwade Marshall

CEO, Co-Founder, Board Member